UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

                                                 GLOBAL SERVICES PARTNERS ACQUISITION CORP.
(Name of Issuer)

                                                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class Securities)

                                                               37946Y104
(CUSIP Number)

                                                       APRIL 28, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	37946Y104	SCHEDULE 13G	Page	2	of	11

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 42,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 42,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	37946Y104	SCHEDULE 13G	Page	3	of	11

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 42,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 42,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	37946Y104	SCHEDULE 13G	Page	4	of	11

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 42,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 42,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	37946Y104	SCHEDULE 13G	Page	5	of	11

Item 1
	(a)	Name of Issuer:

Global Services Partners Acquisition Corp., a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

3130 Fairview Park Drive, Suite 500
Falls Church, Virginia 22042

Item 2	(a)	Name of Person Filing:
Item 2	(b)	Address of Principal Business Office:
Item 2	(c)	Citizenship:

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.0001 per share ("Common Stock")

	(e)	CUSIP Number:

37946Y104

Item 3		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	37946Y104	SCHEDULE 13G	Page	6	of	11

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount Beneficially Owned

   As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the following:

    (i) 8,000 shares of Common Stock owned by Millenco LLC, a Delaware limited liability company ("Millenco"), which shares are a constituent part of the Company’s Series A units ("Series A Units") of which Millenco holds 4,000. Each Series A Unit consists of (i) two shares of Common Stock, and (ii) ten Class Z warrants ("Class Z Warrants"). Therefore, Millenco also owns 40,000 Class Z Warrants. Each Class Z Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00. Each Class Z Warrant will become exercisable on the later of the Company’s completion of a business combination and April 18, 2007, and will expire on April 17, 2013, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Class Z Warrants are not currently exercisable;

    (ii) 34,000 shares of Common Stock owned by Millenco;

   (iii) 1,702,380 Class W warrants ("Class W Warrants") owned by Millenco. Each Class W Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $5.00. Each Class W Warrant will become exercisable on the later of the Company’s completion of a business combination and April 18, 2007, and will expire on April 17, 2011, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Class W Warrants are not currently exercisable;

   (iv) In addition to the 40,000 Class Z Warrants held by Millenco as a constituent part of the Company’s Series A Units, Millenco holds an additional 4,000 Class Z Warrants. As described above, the Class Z Warrants are not currently exercisable.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

CUSIP No.	37946Y104	SCHEDULE 13G	Page	7	of	11

   (b) Percent of Class

   2.2% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 1,920,100 shares of Common Stock outstanding as of April 25, 2008. (Note: 1,000,000 shares of Common Stock were issued to Terry Phillips on April 25, 2008, as per the Agreement filed as Exhibit 99.2 to the Company’s Form 8-K, dated May 1, 2008.)

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

    -0-

(ii) Shared power to vote or to direct the vote

   42,000

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

    42,000

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

CUSIP No.	37946Y104	SCHEDULE 13G	Page	8	of	11

Item 10. Certification

    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	37946Y104	SCHEDULE 13G	Page	9	of	11

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 7, 2008, by and among Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	37946Y104	SCHEDULE 13G	Page	10	of	11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 7, 2008

MILLENCO LLC By: /s/ Mark Meskin Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC By: /s/ David Nolan Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

CUSIP No.	37946Y104	SCHEDULE 13G	Page	11	of	11

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Global Services Partners Acquisition Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 7, 2008

MILLENCO LLC By: /s/ Mark Meskin Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC By: /s/ David Nolan Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander